Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" and/or "the Group")

**DEALING IN SECURITIES**

**Westonaria, 25 May 2017.** In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") Sibanye Gold wishes to advise the following in respect of directors' dealings:

| | |
|---|---|
| Director's Name | : Keith Rayner |
| Company | : Sibanye Gold |
| Date of transaction | : 19 May 2017 |
| Nature of transaction | : on market sale of shares |
| Number of shares Sold | : 10 000 |
| Price | : R26.77 |
| Value of transaction exc costs | : R267 700.00 |
| Class of security | : shares |
| Extent of interest | : Indirect beneficial |

| | |
|---|---|
| Director's Name | : Keith Rayner |
| Company | : Sibanye Gold |
| Date of transaction | : 22 May 2017 |
| Nature of transaction | : on market sale of shares |
| Number of shares Sold | : 20 000 |
| Price | : High – R26.20<br>  Low – R25.75<br>  VWAP – R25.93 |
| Value of transaction excluding costs | : R518 545.12 |
| Class of security | : shares |
| Extent of interest | : Indirect beneficial |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities was obtained.

ENDS

Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

**Forward-looking Statements**

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

**No Offer or Solicitation**
This announcement is for informational purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.